SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period September 23, 2004 to October 25, 2004

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing the Cash Distribution for November 15, 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION
October 25, 2004	By:	/s/ Gordon M. Anderson
		Name:	Gordon M. Anderson
		Title:	Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
NOVEMBER 15, 2004

(Calgary, October 21, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), announced today that the cash distribution for November 15, 2004 will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is October 28, 2004. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of November 1, 2004.

The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.18 per trust unit using a U.S./Canadian dollar exchange ratio of 1.2436. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes.

This distribution relates to the production month of September, 2004. Cash distributions paid over the past 12 months now total Cdn $2.57 per trust unit or approximately U.S. $1.95 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191